Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Sealed Air Corporation:

We consent to the use of our reports dated March 21, 2005, with respect to the consolidated balance sheets of Sealed Air Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, shareholders’ equity, cash flows and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2004, and the related financial statement schedule, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 and the effectiveness of internal control over financial reporting as of December 31, 2004, incorporated herein by reference.

/s/ KPMG LLP

KPMG LLP
Short Hills, New Jersey
July 26, 2005